EXHIBIT 99.1

Addex Terminates Dipraglurant Phase 2b/3 Study in Patients with Dyskinesia Associated with Parkinson’s Disease due to Slow Recruitment Rate

COVID-19 related challenges negatively impacted patient recruitment

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 17, 2022 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that it has terminated the Phase 2b/3 study evaluating dipraglurant as a potential treatment for dyskinesia associated with Parkinson’s disease (PD-LID) due to the slow recruitment of patients. This has been attributed to the consequences of COVID-19 related patient concerns about participation in clinical studies as well as staffing shortages and turnover within study sites.

“We took this decision because it was not feasible to continue the study at such a slow recruitment rate in the current environment. I’d like to emphasize that it was not dipraglurant related and we continue to believe in the potential of this compound as a treatment for PD-LID,” said Tim Dyer, Chief Executive Officer of Addex. “We now plan to focus on advancing our preclinical portfolio towards the clinic and pursuing strategic collaborations for selected programs, while we concurrently focus on delivering under our strategic partnership with Indivior. Our strategic partner, Janssen is also expected to deliver data from the Phase 2 study of ADX71149 in epilepsy patients in the fourth quarter of this year.”

In light of the Company’s termination of the dipraglurant program for PD-LID, the Company is suspending the Company’s financial guidance.

About Addex Therapeutics:
Addex Therapeutics  is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABABPAM program for the development of drug candidates with a focus in substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes GABABPAM, mGlu7NAM, mGlu2NAM, M4PAM, mGlu4PAM and mGlu3PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.